# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: XBP Europe Holdings, Inc., CIK 0001839530
CUSIP: 98400V101
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 2701 EAST GRAUWYLER ROAD, IRVING, Texas (TX), 75061
Date of event which requires filing of this statement: 03/25/2025
Amends the filing with accession number 0001104659-23-124993
Filed by CIK 0001620179
Persons authorized to receive notices and communications: Par Chadha, c/o Exela Technologies, Inc., 1237 7th St., Santa Monica, California (CA), 90401, (310) 496-3248

## Reporting persons
- Exela Technologies, Inc. (CIK 0001620179): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 1,680,000; shared voting power 0; sole dispositive power 1,680,000; shared dispositive power 0; aggregate amount beneficially owned 1,680,000 (4.98% of the class); the aggregate amount excludes certain shares
  Comment: Consists of 1,680,000 shares of Common Stock of XBP Europe Holdings, Inc. ("XBP" or the "Issuer") held of record by Exela Technologies, Inc. ("Exela," and such shares, the "MIPA Shares"). The MIPA Shares were acquired March 25, 2025, pursuant to the MIPA as defined and described further in Item 3 below. Exela intends to transfer such MIPA Shares to its indirect wholly owned subsidiary, GP 3XCV LLC.
  
  Due to the Irrevocable Proxy and related amendment to the LLCA (as such terms are defined and described further in Item 3), the 21,802,364 shares of the Issuer's Common Stock held by BTC International Holdings, Inc., a Delaware corporation ("BTC International," and such shares, the "Merger Shares"), which were reported in the Schedule 13D (as defined in the Item 1 Comment below) as beneficially owned by Exela, are excluded from the aggregate amount reported for Exela. BTC International is a direct, wholly owned subsidiary of XCV-EMEA, LLC ("XCV-EMEA"). ETI-XCV, LLC ("ETI-XCV") is the non-voting but sole economic member of XCV-EMEA. ETI-XCV Holdings, LLC ("ETI-XCV Holdings") is the sole member of ETI-XCV, LLC. Exela is the sole member of ETI-XCV Holdings but is no longer a beneficial owner of the Merger Shares.
  
  Percentage based on 35,400,153 shares of Common Stock outstanding as of March 25, 2025, as confirmed by the Issuer to Exela in connection with the MIPA.
- BTC International Holdings, Inc. (CIK 0001999490): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 21,802,364; shared voting power 0; sole dispositive power 21,802,364; shared dispositive power 0; aggregate amount beneficially owned 21,802,364 (61.59% of the class)
  Comment: Consists of the Merger Shares.
  
  Percentage based on 35,400,153 shares of Common Stock outstanding as of March 25, 2025.
- XCV-EMEA, LLC (CIK 0002000539): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 21,802,364; shared voting power 0; sole dispositive power 21,802,364; shared dispositive power 0; aggregate amount beneficially owned 21,802,364 (61.59% of the class)
  Comment: Consists of the Merger Shares. BTC International is a direct, wholly owned subsidiary of XCV-EMEA, and therefore XCV-EMEA may be deemed to have beneficial ownership of the Merger Shares.
  
  Percentage based on 35,400,153 shares of Common Stock outstanding as of March 25, 2025.
- ETI-XCV, LLC (CIK 0002000052): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
  Comment: Due to the Irrevocable Proxy and related amendment to the LLCA, the Merger Shares which were reported in the Schedule 13D as beneficially owned by ETI-XCV are excluded from the aggregate amount reported for ETI-XCV. BTC International is a direct, wholly owned subsidiary of XCV-EMEA. However, ETI-XCV is now the non-voting but sole economic member of XCV-EMEA; as such, ETI-XCV is no longer a beneficial owner of the Merger Shares and hereby disclaims beneficial ownership.
- ETI-XCV Holdings, LLC (CIK 0002000050): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
  Comment: Consists of the Merger Shares. Due to the Irrevocable Proxy and related amendment to the LLCA, the Merger Shares which were reported in the Schedule 13D as beneficially owned by ETI-XCV Holdings are excluded from the aggregate amount reported for ETI-XCV Holdings. BTC International is a direct, wholly owned subsidiary of XCV-EMEA, and ETI-XCV is now the non-voting but sole economic member of XCV-EMEA. ETI-XCV Holdings is the sole member of ETI-XCV. However, since ETI-XCV is no longer a beneficial owner of the Merger Shares, ETI-XCV Holdings also disclaims beneficial ownership of such shares.
- ZUROFF BERNARD LUCKING (CIK 0001128290): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 21,802,364; shared voting power 0; sole dispositive power 21,802,364; shared dispositive power 0; aggregate amount beneficially owned 21,802,364 (61.59% of the class)
  Comment: Due to the Irrevocable Proxy and related amendment to the LLCA, Mr. Zuroff (the Trustee, as defined in Item 2 below) now has sole voting control over XCV-EMEA. BTC International is a direct, wholly owned subsidiary of XCV-EMEA, and therefore Mr. Zuroff is deemed to have beneficial ownership of the Merger Shares and hereby confirms such beneficial ownership but disclaims any pecuniary interest therein.
  
  Percentage based on 35,400,153 shares of Common Stock outstanding as of March 25, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: XBP Europe Holdings, Inc.
Address of issuer's principal executive offices: 2701 EAST GRAUWYLER ROAD, IRVING, Texas (TX), 75061
Comment: This Amendment No. 1 ("Amendment No. 1") to Schedule 13D filed with the Securities and Exchange Commission on November 29, 2023 (the "Schedule 13D") by Exela, BTC International, XCV-EMEA, ETI-XCV, and ETI-XCV Holdings (the "Original Reporting Persons") relating to 21,802,364 shares of Common Stock of the Issuer is being filed to provide information regarding an additional issuance of 1,680,000 shares of Common Stock in accordance with the MIPA and the entry into the Irrevocable Proxy regarding XCV-EMEA. Except as amended hereby, the Schedule 13D remains in full force and effect. All capitalized terms not otherwise defined in this Amendment No. 1 shall have the same meanings ascribed thereto in the Schedule 13D. "Reporting Persons" as used in the Schedule 13D shall only refer to the Original Reporting Persons, while "Reporting Persons" as used in this Amendment shall refer to the Original Reporting Persons in addition to the new signatory to this Amendment No. 1 (the Trustee, as defined below).

## Item 2. Identity and Background
Name of person filing: (a) Item 2 of the Schedule 13D is incorporated by reference as to the Original Reporting Persons. Information is being added in this Amendment No. 1 as to Bernard Zuroff ("Trustee").
Residence or business address:
(b) Item 2 of the Schedule 13D is incorporated by reference as to the Original Reporting Persons.

Trustee's principal place of business is 16280 W Ellsworth Ave, Golden, Co, 80401.
Present principal occupation or employment:
(c) Item 2 of the Schedule 13D is incorporated by reference as to the Original Reporting Persons.

Trustee is a retired general counsel, board member and finance professional.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Citizenship: Item 2 of the Schedule 13D is incorporated by reference as to the Original Reporting Persons. Trustee is a U.S. Citizen resident in Colorado.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended by the addition of the following:

Pursuant to the Membership Interest Purchase Agreement, dated as of March 21, 2025 (the "MIPA"), the Issuer issued 1,680,000 shares of Common Stock (referred to as the MIPA Shares in this Amendment No. 1) to Exela in exchange for 100% of the membership interests in GP 2XCV Holdings LLC, a Delaware limited liability company (the "Purchased Interests").

On March 25, 2025, ETI-XCV granted an Irrevocable Proxy and Power of Attorney Coupled with an Interest (the "Irrevocable Proxy") in favor of the Trustee concerning XCV-EMEA. Pursuant to the Irrevocable Proxy, ETI-XCV, as the sole member of XCV-EMEA, granted the Trustee sole and exclusive authority to direct, control, manage, and influence XCV-EMEA's management, policies, and operations, including the right to vote all membership interests. This grant of authority is irrevocable and remains in effect subject to certain conditions.

Following execution of the Irrevocable Proxy, the Trustee amended the Limited Liability Company Agreement of XCV-EMEA (the "LLCA") to modify ETI-XCV's membership interest, rendering it non-voting, and simultaneously providing the Trustee with a voting interest. As a result, ETI-XCV no longer retains any voting rights in XCV-EMEA or, by extension, in XCV-EMEA's subsidiary, BTC International, including the 21,802,364 shares (referred to in this Amendment No. 1 as the Merger Shares) of the Issuer's Common Stock held of record by BTC International. All such rights are now vested solely in the Trustee.

By virtue of ETI-XCV's entry into the Irrevocable Proxy and the amendment of the LLCA, ETI-XCV and its ETI Entities, Exela and ETI-XCV Holdings (collectively with ETI-XCV, the "ETI Entities"), have effectively relinquished their ability to direct or influence the voting and management of XCV-EMEA. Consequently, these ETI Entities no longer beneficially own the membership interests of XCV-EMEA or, by extension, the interests of XCV-EMEA's subsidiaries, BTC International and the Issuer, for purposes of Section 13(d) of the Securities Exchange Act of 1934. Each of such Reporting Persons hereby disclaims beneficial ownership of the Merger Shares except to the extent of their pecuniary interest therein.

Correspondingly, the Trustee may be deemed to beneficially own the membership interests of XCV-EMEA and, by extension, the interests of XCV-EMEA's subsidiaries, BTC International and the Issuer, by virtue of his exclusive voting and control rights. However, the Trustee disclaims any pecuniary interest therein.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended by the addition of the following:

Pursuant to the MIPA, the Share Consideration was issued to Exela in exchange for the Purchased Interests. Exela subsequently transferred the Share Consideration to GP 3XCV.

Pursuant to the Irrevocable Proxy and amendment to the LLCA, the ETI Entities ceased to control the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated as follows:

The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto and the related Comment for Type of Reporting Person is hereby incorporated by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto and the related Comment for Type of Reporting Person is hereby incorporated by reference.
Transactions in the class effected during the past sixty days: The information in Item 3 above is hereby incorporated by reference.
Other persons with the right to receive dividends or sale proceeds: The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto and the related Comment for Type of Reporting Person and the Information in Item 3 above, to the extent it is relevant to this Item, is hereby incorporated by reference.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: March 25, 2025 as to the ETI Entities.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Reference is made to the transactions described in Item 3 above.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1* Joint Filing Agreement dated March 25, 2025 by and among the Reporting Persons.

* Filed herewith

## Signatures
- Exela Technologies, Inc.: /s/ Par Chadha, Par Chadha/Executive Chairman (03/27/2025)
- BTC International Holdings, Inc.: /s/ Shilpi Jhingran, Shilpi Jhingran/Secretary (03/27/2025)
- XCV-EMEA, LLC: /s/ Bernard Zuroff, Bernard Zuroff/Manager (03/27/2025)
- ETI-XCV, LLC: /s/ Par Chadha, Par Chadha/Manager of ETI-MNA, LLC its manager (03/27/2025)
- ETI-XCV Holdings, LLC: /s/ Par Chadha, Par Chadha/Manager of ETI-MNA, LLC its manager (03/27/2025)
- ZUROFF BERNARD LUCKING: /s/ Bernard L. Zuroff, Bernard L. Zuroff (03/27/2025)